DIRECT LINE: (203) 351-8106

EMAIL: jletalien@kelleydrye.com

February 20, 2007

VIA HAND DELIVERY

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-7010

Attention:	Ms. Cathey Baker

Mr. David Link

Re:	Symmetry Holdings Inc. S-1 Amendment No. 8

Dear Ms. Baker and Mr. Link:

On behalf of our client, Symmetry Holdings Inc. (“Symmetry”), enclosed are four sets of Amendment No. 8 to Symmetry’s Registration Statement on Form S-1, File No. 333-135353, a redline of such amendment against Symmetry’s Amendment No. 7, as filed with the Securities and Exchange Commission on February 2, 2007, Symmetry’s Amended and Restated Certificate of Incorporation, a revised Form of Warrant Agreement, a revised legal opinion of Kelley Drye & Warren LLP and auditors’ consent of Miller Ellin LLP.

Symmetry is filing Amendment No. 8 to eliminate the requirement to tender warrants in connection with the exercise of conversion rights provided to public stockholders who vote against a proposed initial business combination and to change from 20% to 30% the threshold of public stockholders whose vote against such a proposed initial business combination and exercise of conversion rights constitutes a rejection of such proposed initial business combination. In connection with these changes, Symmetry has adopted a revised Amended and Restated Certificate of Incorporation to reflect such changes to the conversion rights of the public stockholders. Finally, in addition to the conversion right changes, you will also note that Symmetry has added Haywood Securities (USA) Inc. as an additional managing underwriter.

February 20, 2007

Page Two

If you have any questions, please call me at 203-351-8106 or Randi-Jean G. Hedin at 203-351-8107. Thank you.

Sincerely,

Jeffrey A. Letalien

Enclosures

cc:	Mr. Paul Belvin, Associate Director, SEC

Mr. Michael Karney, Branch Chief

Randi-Jean G. Hedin, Esq.

Mr. Corrado De Gasperis